Exhibit 2.1

AMENDED AND RESTATED CONTRIBUTION AGREEMENT

This AMENDED AND RESTATED CONTRIBUTION AGREEMENT (this “Agreement”) is executed as of December 28, 2012 by and among AMERICAN HOMES 4 RENT, a Maryland real estate investment trust (the “Company”), AMERICAN HOMES 4 RENT, L.P., a Delaware limited partnership (the “OP”), AMERICAN HOMES 4 RENT, PROPERTIES ONE, LLC, a Delaware limited liability company and wholly-owned subsidiary of the OP (“AH One”) and AMERICAN HOMES 4 RENT, LLC, a Delaware limited liability company (“AH LLC”), and amends and restates that certain Contribution Agreement dated November 21, 2012.

R E C I T A L S :

A. AH LLC currently owns (indirectly through the AH Subsidiaries (as defined below)) the real properties listed on Exhibit B (each, an “Available Property”, and collectively, the “Available Properties”).

B. On or before the Final Closing (as such terms are defined below), AH LLC’s subsidiaries listed in Exhibit B (collectively, the “AH Subsidiaries”, and together with AH LLC, collectively, the “AH Parties”) will distribute to AH LLC all of their right, title and interest in and to the Available Properties, although the record ownership of the Available Properties will remain with the AH Subsidiaries (as title-holding agent only) until the Final Closing and then be directly deeded to AH One, as provided below.

C. At the Final Closing, AH LLC shall contribute all of its interest in the Available Properties (other than Excluded Properties (as defined below)) to the Company (the “Contributed Properties Interests”) by transferring all beneficial interests in and to its interest in the Available Properties (other than the Excluded Properties) to the Company, which shall immediately thereafter transfer all such beneficial interests in and to the Contributed Properties Interests to the OP, which shall immediately thereafter transfer all such beneficial interests in and to the Contributed Properties Interests to AH One and (ii) AH LLC shall direct the applicable AH Subsidiaries to deed record ownership of the Available Properties (other than the Excluded Properties) to be conveyed as set forth above (the “Contributed Properties”) to AH One. For purposes of clarity, the parties have agreed to allow the AH Subsidiaries to direct deed legal title to the Contributed Properties to AH One, on behalf of AH LLC instead of requiring that the AH Subsidiaries first deed the Contributed Properties Interests to AH LLC, then AH LLC deed the Contributed Properties Interests to the Company, then the Company deed the Contributed Properties Interests to the OP and then the OP deed the Contributed Properties Interests to AH One.

D. At the Final Closing, AH LLC shall contribute to the OP, an amount equal to $490,005 of the AH Cash Contributed Amount (as defined below) (the “OP Cash Contribution”) and AH LLC shall contribute to the Company the remainder of the AH Cash Contributed Amount (the “Company Cash Contribution”). The Company shall immediately thereafter contribute the Company Cash Contribution to the OP.

A G R E E M E N T :

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. AH LLC Contribution.

        1.1. At the Final Closing, AH LLC shall contribute to the Company (a) the Contributed Properties (by transferring all beneficial interests in and to the Contributed Properties Interests to the Company, with the beneficial interests in and to the Contributed Properties Interests being immediately contributed by the Company to the OP and by the OP to AH One, and directing each of the AH Subsidiaries to direct deed legal title to each Contributed Property to AH One, as set forth in Section 3.2 below) and (b) the AH Cash Contributed Amount less $490,005, which is allocated to be contributed to the OP (by contributing the Company Cash Contribution to the Company, with the Company immediately thereafter contributing the Company Cash Contribution to the OP).

        1.2. At the Final Closing, AH LLC shall contribute to the OP $490,005 of the AH Cash Contributed Amount (by contributing the OP Cash Contribution to the OP).

        1.3. At the Final Closing, the Company shall issue to AH LLC (a) 3,300,000 Class A common shares, par value $0.01 per share, of the Company (the “A Common Shares”), and (b) 667 Class B common shares, par value $0.01 per share, of the Company (the “B Common Shares”), and the OP shall issue to AH LLC 32,667 common units of partnership interest of the OP (the “OP units”). The A Common Shares and the B Common Shares are collectively referred to as the “Common Shares.” The value of each Contributed Property (the “Contributed Value”) is set forth in Exhibit B, but is computed as set forth on Exhibit C.

2. Contributed Properties Further Defined. As used herein, the term “Contributed Properties” shall include any and all of the AH Parties’ legal and beneficial right, title and interest in and to the Contributed Properties, including, without limitation, any and all of the AH Parties’ legal and beneficial right, title and interest in and to:

(a) The land upon which the Contributed Properties are situated (the “Land”).

(b) All easements, rights-of-way, air rights, subsurface rights, development rights and water rights appertaining to the Land, all rights and appurtenances pertaining to the Land (including, without limitation, minerals, gas, oil and other hydrocarbon substances on and under the Land), and all water, water rights and water stock relating to the Land, and adjacent streets, roads, alleys, strips and gores.

(c) All buildings, improvements, other structures, facilities, fixtures, landscaping, parking lots and paving in and on the Land or associated therewith (“Improvements”).

(d) The leases affecting the Contributed Properties (the “Leases”).

(e) All tangible personal property, if any, located on or about the Land and Improvements to the extent the same is owned by the AH Parties, if any, including but not limited to all furniture, furnishings, trade fixtures, building systems and equipment (including, without limitation, HVAC, security and life safety systems) and other tangible personal property owned by the AH Parties that is located at the Contributed Properties (“Tangible Personal Property”).

(f) To the extent assignable by the AH Parties to the Company or the OP, as applicable (but expressly excluding any trademarks or tradenames owned by any of the AH Parties), (i) all intangible property (“Intangible Property”), if any, owned by the AH Parties and pertaining or relating to the Land, Improvements and Tangible Personal Property, including, without limitation, entitlements and governmental approvals, plans and specifications, studies, warranties, licenses, permits and any rights in and to any homeowners’ or similar associations, building plans and specifications, certificates of occupancy, operating permits, sign permits, development rights and approvals, engineering, soils, pest control and other reports relating to the Contributed Properties; (ii) any claims, causes of actions, warranties or other rights pertaining or relating to the Land, Improvements and Tangible Personal Property (including, without limitation, any rights under any title policies, insurance policies or commitments issued to the AH Parties or any affiliate thereof); provided, however, that the AH Parties expressly reserve all rights pursuant to any such matters to the extent any of the AH Parties determine that such rights are useful in defending any claims brought against any of the AH Parties, and (iii) maintenance, service and other operating contracts, equipment leases and other arrangements or agreements to which any of the AH Parties is a party affecting the ownership, repair, maintenance, management, leasing or operation of the Contributed Properties.

3. Closing.

3.1. Closing Date and Place. The final closing of the transactions contemplated by this Agreement (the “Final Closing”) will take place on December 31, 2012 (the “Final Closing Date”), at the principal offices of the Company. Notwithstanding the foregoing, the AH Cash Contributed Amount and the Contributed Properties Interests (and all beneficial interests therein) shall be deemed to have been contributed effective as of December 31, 2012. For convenience purposes, the AH Cash Contributed Amount and the actual deeds conveying the Contributed Properties Interests may be delivered and/or recorded prior to, or after, December 31, 2012, but the date of delivery of such amount or such deeds or recordation of such deeds shall not affect the fact that December 31, 2012 is the effective date of the contribution of the beneficial interests thereof.

3.2. Closing Actions and Documents. At the Final Closing, the following events shall occur in the order specified below and the following closing documents shall be delivered by and to the parties specified below:

(a)(i) all beneficial interests in and to the Contributed Property Interests shall be deemed to have been transferred from AH LLC to the Company, and AH LLC shall be deemed to have directed the applicable AH Subsidiary to transfer legal title to such Contributed Property Interests to the Company, and then deemed to have been immediately thereafter transferred from the Company to the OP and from the OP to AH One, and AH LLC, the Company and the OP shall have be deemed to have jointly directed the applicable AH Subsidiary to transfer legal title to such Contributed Property Interests to AH One;

(b) a grant deed, special warranty deed or other customary deed for the state in which each Contributed Property is located (which deed shall be in form and substance reasonably acceptable to the Company) (the “Deed”) transferring legal title from the applicable AH Subsidiary to AH One shall be executed, acknowledged and delivered to First American Title Insurance Company at One First American Way, Santa Ana, CA 92701 (the “Title Company”) for recordation in the office of the county recorder in which the applicable Contributed Property is located, subject to the timing discussed in Section 3.1 above;

(c) an Assignment and Assumption of Personal Property and Leases in the form of Exhibit D (the “Assignment”) shall be executed and delivered by AH LLC to AH One concurrently with the recordation of the Deed;

(d) an affidavit certifying that AH LLC is not a foreign entity under the Foreign Investment in Real Property Act, and a certificate certifying the same with respect to the applicable AH Subsidiary to the extent required under any law of the states in which the Contributed Properties are located, shall be executed and delivered by AH LLC concurrently with the recordation of the Deed;

(e) the AH Cash Contributed Amount (with respect to the Company Cash Contribution) shall have been delivered to the Company, $490,005 of the AH Cash Contributed Amount (with respect to the OP Cash Contribution) shall have been delivered to the OP and the AH Cash Contributed Amount (with respect to the Company Cash Contribution) shall have been delivered to the OP through the Company; and

(f) such other documents or items as may be reasonably required by the Title Company to effect the consummation of the transaction contemplated by this Agreement.

At the Final Closing, (i) all beneficial interests in and to the Contributed Property shall be deemed to have been transferred from AH LLC to the Company (as described in Section 3.2(a) above), and AH LLC or AH LLC, the Company or the OP, as applicable, shall be deemed to have directed the applicable AH Subsidiary to transfer legal title to such Contributed Property to AH One, (ii) AH LLC shall cause the Deed conveying legal title to the Contributed Property from the applicable AH Subsidiary to AH One to be executed, acknowledged and delivered to the Title Company for recordation in the office of the county recorder in which the applicable Contributed Property is located, subject to the timing discussed in Section 3.1 above, and (iii) with respect to the Contributed Properties, AH LLC shall also execute and deliver the documents required under Sections 3.2(c), (d), and (f).

AH LLC shall cause all of the foregoing actions under Section 3.2 to be deemed to have occurred on the Final Closing Date; however, copies of each of the executed and recorded documents shall be executed and delivered by AH LLC as soon as available after the Final Closing Date.

3.3. Closing Costs. AH LLC shall directly pay for all out of pocket costs incurred in connection with the transfer of Contributed Properties, including, but not limited to, transfer taxes, recording fees, HOA transfer fees, registration fees, escrow and title fees, title insurance premiums, any and all prepayment or other fees, penalties or amounts due and payable in connection with the discharge and satisfaction of any existing loan encumbering any Contributed Property and legal fees incurred by AH LLC. Notwithstanding the foregoing, if any AH Party incurs any renovation costs after November 5, 2012 in connection with any of the Contributed Properties, then the Company will reimburse AH LLC for such amounts, together with a five percent (5%) acquisition fee thereon. The provisions of this Section 3.3 shall survive the Final Closing.

4. Title Policies. As a condition to the closing, the Title Company shall be irrevocably committed (subject on only to the payment of premiums) to deliver to AH One a 2006 ALTA Owner’s Policy of Title Insurance with standard coverage (collectively, the “Title Policies”) for the Contributed Properties with a liability limit for each Contributed Property in the respective amounts set forth on Exhibit B attached hereto (i.e., the amount of insurance shall reflect the Contributed Value), showing title vested in AH One, subject to those matters approved by the Company (the “Permitted Exceptions”), except that in no event shall any of the Contributed Properties be subject to (a) any mortgages, deeds of trust or other monetary liens or encumbrances except for (i) non-delinquent real property taxes and assessments, which are a lien not yet due and payable, (ii) non-delinquent assessments pursuant to any covenants, conditions and restrictions or (iii) liens imposed by laws, such as carriers’, warehousemen’s and mechanics’ liens, and other similar liens arising in the ordinary course of business which secure payment of obligations arising in the ordinary course of business not more than 60 days past due, (b) any rights of first refusal or first offer, right of redemption or purchase options, (c) zoning laws and ordinances applicable to the Contributed Properties which are violated by the existing Improvements or present uses thereof or the transfer of the Contributed Properties, or (d) covenants, conditions and restrictions on title that prohibit the leasing of any of the Contributed Properties.

5. Excluded Properties. Prior to the Final Closing, the Company shall have the right to review and diligence the Available Properties to determine whether any representation made by AH LLC herein would be inaccurate. If at any time prior to the conveyance of fee title to any Available Property to the Company, the Company determines that any representation made by AH LLC herein with respect to any Available Property would be inaccurate, then the Company may elect to remove such Available Property (each, an “Excluded Property”, and collectively, the “Excluded Properties”) from the list of Available Properties, as determined in its sole discretion. In addition, if at any time prior to the conveyance of fee title to any Available Property to the Company, AH LLC determines that any representation made by AH LLC herein with respect to any Available Property would be inaccurate, then AH LLC may elect to remove such Available Property. In either of the foregoing events, such Excluded Properties shall be excluded and not be deemed contributed to the Company on the Final Closing Date. The Contributed Properties shall include all of the Available Properties other than the Excluded Properties, and until such time as the Company or AH LLC provides one (1) or more written notice(s) setting forth the Excluded Properties, the term Contributed Properties, as used herein, shall mean all Available Properties. If the Contributed Value of the Contributed Properties is less than $50,000,010, at the Final Closing, AH LLC shall contribute cash to the Company and the OP in the aggregate amount by which the Contributed Value of the Contributed Properties is less than $50,000,010 (the “AH Cash Contributed Amount”). In addition, notwithstanding anything to the contrary contained herein, if the Company or the OP owes any money to AH LLC as of the Final Closing (as otherwise set forth in this Agreement), then AH LLC may, at its option, elect to offset such amounts against the AH Cash Contributed Amount in lieu of receiving such payment at the Final Closing. The parties acknowledge and agree that property FL11226 (also known as 575 Timber Trace Court, Orange Park FL) shall be an Excluded Property. As such, in connection with the exclusion of property FL11226, AH LLC will contribute cash at the Final Closing in the amount of $131,950.63 to the OP, which shall be credited against the total OP Cash Contribution of $490,005 to be contributed to the OP.

6. Representations and Warranties.

6.1. Representations and Warranties of AH LLC. Except as set forth on Exhibit E, AH LLC hereby represents, warrants and covenants to the Company, the OP and AH One as follows as of the Effective Date and as of the Final Closing Date, which representations, warranties and covenants shall survive the Final Closing:

(a) Due Authorization. This Agreement has been duly authorized, executed and delivered by AH LLC and constitutes the legal, valid and binding agreement of AH LLC, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(b) Litigation and Default. (i) No AH Party has been served with notice of any legal proceeding with respect to the Contributed Properties, (ii) to AH LLC’s Knowledge, no legal proceeding has been threatened against any AH Party or against or with respect to any of the Contributed Properties, including, without limitation, any actual or threatened legal proceedings challenging the foreclosure process or otherwise pertaining to any lender liability, nor, to AH LLC’s Knowledge, is there any claim or grounds for any claim that might result in any legal proceeding, (iii) to AH LLC’s Knowledge, no AH Party nor any of the Contributed Properties is in material breach of any provisions of any Legal Requirement and (iv) to AH LLC’s Knowledge, no event has occurred that, with due notice or lapse of time or both, would constitute a material breach of any Legal

Requirement on the part of any AH Party or any of the Contributed Properties, except for in each of (i), (ii), (iii) and (iv) a proceeding, breach or event that would not reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, a “Material Adverse Effect” means any circumstance, event, change or effect that, individually or in the aggregate: (A) is material and adverse to the condition (financial or otherwise), results of operations, business, assets or liabilities of AH LLC (on a collective basis) and (B) would materially impair the ability of AH LLC to perform its duties and obligations under this Agreement, provided, however, that Material Adverse Effect shall not be deemed to include the impact of (1) changes or conditions (including, without limitation, changes in economic, financial market, credit market, regulatory or political conditions) affecting the United States or state economies, or the ownership and operation of residential properties, and which do not have a materially disproportionate impact on AH LLC, as compared to similarly situated owners and operators of residential properties, or (2) actions or omissions of AH LLC taken with the express prior written consent of Company in contemplation of the transactions contemplated hereby.

(c) Organization and Good Standing of the AH Parties. Each AH Party (i) is a duly formed limited liability company validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each of the states in which they are required to be qualified, and (ii) has the requisite limited liability company power and authority to (A) carry on its business as now being conducted, except where the failure to be qualified would not reasonably be expected to result in a Materially Adverse Effect and (B) execute, deliver and perform its obligations under this Agreement and the documents to be executed and delivered by each AH Party pursuant to this Agreement (to the extent it is a party thereto).

(d) No Conflict; Legal Compliance. (1) Neither the execution, delivery, nor performance of this Agreement by the AH Parties, nor any action or omission on the part of the AH Parties required pursuant hereto, nor the consummation of the transactions contemplated by this Agreement will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the charter documents of any AH Party; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument, indenture, lease or other material document to which any AH Party is a party or by which any of its properties is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture, lease, or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, default or violation that would not reasonably be expected to result in a Material Adverse Effect; and (2) no AH Party is, or will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement that has not already been given or obtained, except for such failure to give notice or obtain consent which would not reasonably be expected to result in a Material Adverse Effect.

(e) Insolvency. No AH Party has (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted in writing its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

(f) Title to Contributed Properties. Immediately following the Final Closing, the OP shall have good and marketable title to each of the Contributed Properties, and the AH Parties will have transferred title and all beneficial interests in and to each of the Contributed Properties to the Company and/or the OP, as applicable, pursuant to this Agreement and a grant deed, special warranty deed or other customary deed for the state in which such Contributed Property is located. Each of the subsidiaries of AH LLC which owns a legal interest in a Contributed Property is listed on the signature page to this Agreement.

(g) Eminent Domain and Impositions. To the Knowledge of AH LLC, there are no existing or proposed or contemplated eminent domain proceedings that would affect any of the Contributed Properties. There are no delinquent assessments relating to the Contributed Properties for public improvements, including, without limitation, those for construction of sewer and water lines and mains, street lights, streets, sidewalks and curbs.

(h) Agreements. Except for the Property Specific Exceptions and the Leases, management agreements and other documents disclosed on Exhibit F, (1) to the Knowledge of AH LLC, there are no agreements, contracts, documents, easements, restrictions or covenants specifically related to any of the Contributed Properties which are reasonably anticipated to have a Material Adverse Effect, (2) to the Knowledge of AH LLC, no agreements, contracts, documents, easements, restrictions or covenants relating to, or in any way affecting, the Contributed Properties will prevent the OP from leasing, operating or disposing of the applicable Contributed Property in a commercially reasonable manner, (3) no AH Party has entered into any agreement, contract, document, restriction or covenant that could materially and adversely affect the use, rental, operation or enjoyment of any of the Contributed Properties, and (4) to the Knowledge of AH LLC, none of the Contributed Properties is subject to any restrictions relating to affordability or age restrictions (such as senior housing). Without limiting the foregoing, neither the Company nor the OP will be liable for any amounts payable under any management or leasing agreement relating to the Contributed Properties, other than those management fees, if any, payable to American Homes 4 Rent Management Holdings, LLC (“Property Manager”) accruing under the agreement of even date between the OP and the Property Manager (the “Property Management Agreement”) after the transfer of the Contributed Properties to the OP.

(i) No Defaults under Agreements. None of the AH Parties, nor, to the Knowledge of AH LLC, any other party to any material agreement affecting the Contributed Properties (including, without limitation, any of the covenants, conditions, restrictions, right-of-way or easements constituting one or more of the Property Specific Exceptions), has given to the AH Parties or, to the Knowledge of AH LLC, received any notice of any uncured default with respect to any material agreement affecting the Contributed Properties which would have a Material Adverse Effect, and, no event has occurred or, to the Knowledge of AH LLC, is threatened, which through the passage of time or the giving of notice, or both, would constitute a default thereunder which would have a Material Adverse Effect, except for Permitted Encumbrances. To the Knowledge of AH LLC, such agreements are valid and binding and in full force and effect, have not been amended, modified or supplemented since such time as such agreements were made available to the OP, except for such amendments, modifications and supplements delivered or made available to the OP.

(j) Leases. True and complete copies of all Leases have been made available to the OP; to the Knowledge of AH LLC, such Leases are in full force and effect; and no AH Party has received any written notice that it is in default of any of its obligations under such Leases beyond any applicable grace period which has not been cured.

(k) No Options to Purchase. There exist no options, rights of first offer, rights of first refusal or any other form of right or option to purchase any of the Contributed Properties.

(l) Improvements. Prior to the Effective Date, excluding those properties which were occupied and continued to be occupied by the same tenant before and after the foreclosure sale, AH LLC has, at its sole cost and expense, performed, in a good and workmanlike manner and in accordance with applicable Laws (including, obtaining any required permits), the maintenance, repairs, replacements and capital expenditures to the Contributed Properties performed through the date of transfer. All amounts owing to any contractors, engineers, consultants, architects and other persons providing services and materials to any AH Party in connection with such work on the Contributed Properties have been paid in full or will be paid in full by AH LLC prior to delinquency (but such amounts shall be taken into account in determining the Contributed Value and the Company will be responsible for paying all such work performed after November 5, 2012, or, if any AH Party pays any such amounts, then the Company will reimburse AH LLC for such amounts, together with a five percent (5%) acquisition fee thereon, as of the Final Closing).

(m) Compliance with Laws. The AH Parties have not received written notice of any material violation of, and to AH LLC’s Knowledge, none of the Contributed Properties violates in any material manner, any Laws affecting any of the Contributed Properties that remains uncured, and the AH Parties have not received written notice of, and to AH LLC’s Knowledge, AH LLC is not aware of any basis for, any revocation or threatened revocation of any license or permit.

(n) Exhibit B. Each listed address of the Contributed Properties set forth on Exhibit B is true and correct in all material respects.

(o) Hazardous Materials. To AH LLC’s Knowledge, no Person has used, generated, manufactured, stored or disposed any Hazardous Substances in, at, on, under or about the Contributed Properties or transported any Hazardous Substance to or from the Contributed Properties in violation of applicable laws. To AH LLC’s Knowledge, (a) the Contributed Properties are not in violation, nor have been or are currently under investigation for violation of any federal, state or local law, ordinance or regulation relating to industrial hygiene, worker health and safety, or to the environmental conditions in, at, on, under or about the Contributed Properties, including, but not limited to, soil or groundwater conditions, (b) the Contributed Properties have not been subject to, and are not within 2,000 feet of, a deposit of any Hazardous Substance other than facilities normal for middle-class residential neighborhoods, (c) there has been no discharge, migration or release of any Hazardous Substance from, into, on, under or about the Contributed Properties, and (d) there is not now, nor has there ever been on or in the Contributed Properties underground storage tanks or surface impoundments, any asbestos-containing materials or any polychlorinated biphenyls used in hydraulic oils, electrical transformers or other equipment.

(p) Brokers, Finders and Advisors. AH LLC has not entered into any agreement resulting in the Company or the OP having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement for any brokerage, finder or advisory fees or charges of any kind whatsoever, other than the fees payable to FBR Capital Markets & Co.

(q) Foreign Asset Control. To AH LLC’s Knowledge, none of the AH Parties nor any of their affiliates or constituents is a Person that: (i) is, or is controlled by, a Designated Person; (ii) has received funds or other property from a Designated Person; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. Neither the AH Parties nor any of their affiliates or constituents engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Designated Person. The AH Parties are in compliance with the Patriot Act. The AH Parties have taken commercially reasonable measures to ensure compliance with the Anti-Terrorism Laws, including the requirement that (A) no Person who owns any direct or indirect interest in the AH Parties is a Designated Person; and (B) funds invested directly or indirectly in the AH Parties are derived from legal sources.

(r) AH Distribution of Property. Prior to the Final Closing, the AH Subsidiaries will have distributed to AH LLC all of their respective beneficial right, title and interest in and to the Available Properties previously owned by such AH Subsidiary. The AH Subsidiaries will continue to hold legal title to the Available Properties only as a title-holding agent on behalf of AH LLC, and at the Final Closing, AH LLC will be deemed to have transferred all beneficial interests in and to the Contributed Properties Interests to the Company. The Company will be deemed to have then immediately transferred all beneficial interests in and to the Contributed Properties Interests to the OP and the OP will be deemed to have then immediately transferred all beneficial interests in and to the Contributed Properties Interests to AH One, and AH LLC will cause the AH Subsidiaries to direct deed legal title to the Contributed Properties to AH One on behalf of AH LLC, the Company and the OP, as applicable, thereby ultimately consolidating legal and beneficial ownership of the Contributed Properties in AH One.

(s) Monetary Liens and Encumbrances. Other than (i) non-delinquent real property taxes and assessments (ii) non-delinquent assessments pursuant to any covenants, conditions and restrictions, and (iii) liens imposed by laws, such as carriers’, warehousemen’s and mechanics’ liens, and other similar liens arising in the ordinary course of business which secure payment of obligations arising in the ordinary course of business not more than 60 days past due, there are no taxes, assessments, mortgages, deeds of trust, mechanics’ liens or other monetary liens affecting the Contributed Properties.

(t) Representations as to Issuance of Common Shares and OP Units.

(1) AH LLC understands that the Common Shares and the OP units, as applicable, being issued hereunder have not been registered under the Securities Act, or under applicable state securities laws (“Blue Sky Laws”), in reliance upon exemptions contained in the Securities Act and Blue Sky Laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless, among other things, such Common Shares and OP units subsequently are so registered or qualify for exemption from registration under the Securities Act and Blue Sky Laws, and that the certificates representing such Common Shares and OP Units, if any, shall bear a legend noting such restrictions as described in Section 22 hereof.

(2) The Common Shares and the OP units being purchased hereunder are being acquired under this Agreement by AH LLC in good faith solely for its own account, for investment and not with a view toward resale or other distribution in violation of the Securities Act, and that the Common Shares and the OP units shall not be disposed of by AH LLC in contravention of the Securities Act or any applicable Blue Sky Laws.

(3) AH LLC has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Common Shares and the OP units, and it understands and is able to bear any economic risks associated with such investment (including the inherent risk of losing all or part of its investment in such Common Shares and OP units).

(4) AH LLC is personally and directly familiar with business that is conducted and is intended to be conducted by the Company and the OP, including financial matters related to such business, has been given the opportunity to ask questions of, and receive answers from, the trustees of the Company concerning the business and financial affairs of the Company and the OP, and the terms and conditions of its acquisition of such Common Shares and OP units, and has had further opportunity to obtain any additional information desired (including information necessary to verify the accuracy of the foregoing).

(5) AH LLC has had an opportunity, to the full extent it deemed necessary or desirable, to inform its legal and/or financial advisers of the terms, nature and risks of investing in the Common Shares and the OP units at this time, and to consult with them as appropriate about the investment.

(6) AH LLC is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

6.2. Representations, Warranties and Agreements of the Company and the OP. Each of the Company, the OP and AH One hereby represents and warrants to AH LLC as follows, as of the Effective Date:

(a) Organization. The Company, the OP and AH One have the full power and authority to execute, deliver and perform its obligations under this Agreement and the documents to be executed and delivered by the Company, the OP and AH One pursuant to this Agreement.

(b) Due Authorization. This Agreement has been duly authorized, executed and delivered by the Company, the OP and AH One, and constitutes the legal, valid and binding agreement of the Company, the OP and AH One enforceable against the Company, the OP and AH One in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(c) No Conflict. (1) Neither the execution, delivery, nor performance of this Agreement by the Company, the OP and AH One, nor any action or omission on the part of the Company, the OP and AH One required pursuant hereto, nor the consummation of the transactions contemplated by this Agreement will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the charter documents of the Company, the OP and AH One or result in the breach of any term or provision thereof; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument, indenture, lease or other material document to which the Company, the OP and AH One is a party or by which any of the properties of the Company, the OP and AH One is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture, lease, or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, breach or violation that would not reasonably be expected to result in a Material Adverse Effect (as defined above with references to AH LLC being deemed to be references to each of the Company, the OP and AH One for purposes of this paragraph); and (2) neither the Company, the OP and AH One is, nor will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement which has not already been given or obtained, except for such failure to give notice or obtain consent which would not reasonably be expected to result in a Material Adverse Effect.

(d) Brokers, Finders and Advisors. Neither the Company, the OP and AH One has entered into any agreement resulting in the any of the AH Parties having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company, the OP and AH One for any brokerage, finder or advisory fees or charges of any kind whatsoever, other than the fees payable to FBR Capital Markets & Co.

(e) Title to Common Shares. Upon AH LLC’s transfer of the Contributed Properties Interests and delivery by the Company to AH LLC of the certificates for the Common Shares which AH LLC is acquiring under this Agreement, (i) the Common Shares to be issued at the Final Closing will be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, and (ii) AH LLC will acquire the Common Shares, free and clear of all mortgages, liens, pledges, charges, claims, security interests, agreements, and encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement or those that result from action by AH LLC.

(f) Title to OP units. Upon AH LLC’s transfer of $490,005 of the AH Contributed Amount and delivery by the OP to AH LLC of the certificates for the OP units which AH LLC is acquiring under this Agreement, (i) the OP units to be issued at the Final Closing will be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, and (ii) AH LLC will acquire the OP units, free and clear of all mortgages, liens, pledges, charges, claims, security interests, agreements, and encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement or those that result from action by AH LLC.

(g) Capitalization. Prior to the Final Closing, the Company will issue 34,000,000 Class A Common Shares to FBR Capital Markets & Co. in connection with a private placement. Such shares, together with the Common Shares issued to AH LLC under this Agreement pursuant to Section 1 hereof, and the Class A Common Shares to be issued to executive officers and trustees of the Company, will constitute all of the outstanding capital shares of the Company, and all such common shares will have been duly authorized and validly issued, fully paid and non-assessable. As of the date hereof, the Company has not issued any outstanding securities convertible into or exchangeable for, or outstanding options, warrants or other rights to purchase or subscribe for, any common shares or other securities of the Company, other than (i) an aggregate of up to 300,000 options to purchase Class A Common Shares granted under the American Homes 4 Rent Equity Incentive Plan and (ii) the option granted to AH LLC to purchase up to $50 million of Class A Common Shares pursuant to that certain Investor Subscription Agreement by and among AH LLC, the Company and the OP of even date. No holder of outstanding common shares of the Company has any statutory preemptive right under Maryland law, or any contractual right to subscribe for any securities of the Company.

(h) Renovation of the Contributed Properties. The Company and the OP agree to be responsible for all renovation work to the Contributed Properties after November 5, 2012, together with a 5% acquisition fee thereon payable to AH LLC. If any AH Party pays for any such renovation work, the Company or the OP will reimburse AH LLC for such amounts, together with a five percent (5%) acquisition fee thereon.

7. Prorations. All monthly rents and other monthly income from the Contributed Properties, real estate and personal property ad valorem taxes, and other recurring operating expenses of the Contributed Properties (collectively, the “Proration Items”) shall be prorated on the basis of actual days elapsed as of 11:59 p.m. on the day prior to the Final Closing:

(a) Generally. Those items for which actual bills are not available at the Final Closing, shall be prorated based upon good faith estimates using bills from the previous month or year, as applicable or, in the case of ad valorem taxes, the most recent tax rate and assessed value. There shall be no post-closing adjustments. No prorations will be made in relation to any AH Parties’ existing financing, all of which shall be the responsibility solely of AH LLC.

(b) Lease Rentals; Security Deposits. All non-delinquent rents, charges and revenue of any kind relating to the Contributed Properties shall be prorated as of Final Closing. No proration will be made with respect to any delinquent rents not received as of Final Closing. All delinquent rents received by the Company or the OP after Final Closing, will be applied (i) first, to current rent and other amounts then due and payable under the applicable Lease, (ii) then to delinquent rent due for periods prior to the month of Final Closing, and (iii) then to delinquent rent due for periods after the month of Final Closing.

(c) Operating Expenses. All insurance premiums, utility bills, management fees and other recurring monthly operating expenses (including, without limitation, homeowners association assessments, dues and fees) that are not paid by tenants under Leases directly shall be prorated as of Final Closing.

(d) Proration. If the statement of prorations prepared by AH LLC and submitted to the Company reflects a payment to the Company, AH LLC shall pay such amount to the Company within 60 days following the Final Closing. If such statement of prorations reflects a payment to AH LLC, AH LLC shall receive a credit against the AH Cash Contributed Amount or, at AH LLC’s option, the Company shall pay such amount to AH LLC within 60 days following the Final Closing.

8. Indemnification and Claims.

8.1. Indemnification.

(a) Subject to the other provisions of this Section 8, AH LLC shall indemnify, defend and hold harmless each of the Company, the OP and AH One and each of their respective officers, directors, board members, trustees, members, partners, employees, agents, consultants, attorneys, advisors, successors and assigns from and against any and all costs and expenses (including reasonable attorney’s fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages (collectively, “Claims/Damages”) to the extent relating to or arising out of (i) any breach of any representation or warranty made by AH LLC in this Agreement, (ii) a breach of, or a failure to perform, any covenant, agreement or undertaking, made by or on behalf of AH LLC under this Agreement, and (iii) any action, proceeding or claim arising out of any irregularity in the foreclosure sale, any bankruptcy or creditor rights or any applicable law relating to foreclosure, bankruptcy or creditor rights which may deprive, divest or relinquish the Company’s interest in the Contributed Properties. Subject to the other provisions of this Section 8, the Company, the OP and AH One shall indemnify, defend and hold harmless AH LLC and its officers, directors, board members, trustees, members, partners, employees, agents, consultants, attorneys, advisors, successors and assigns from and against any and all Claims/Damages to the extent relating to or arising out of (i) any breach of any representation or warranty made by the Company, the OP or AH One in this Agreement, and (ii) a breach of, or a failure to perform, any covenant, agreement or undertaking, made by or on behalf of the Company, the OP or AH One under this Agreement.

(b) For purposes of this Agreement, any amounts actually recovered from third parties, including amounts actually recovered under insurance policies, shall be considered when determining the Claims/Damages incurred by an indemnified party. Any indemnified party having a claim under these indemnification provisions shall cooperate with the indemnifying party to recover any amounts from third parties so as to reduce the amount of any Claims/Damages hereunder. Notwithstanding anything to the contrary contained herein, in no event shall the foregoing agreement to indemnify include any liability for consequential, speculative or punitive damages.

8.2. Claims. If an indemnified party intends to seek indemnification pursuant to this Section 8, such indemnified party shall promptly provide written notice to the party from whom indemnification is being sought describing such claim in reasonable detail; provided that the failure to provide such notice shall not affect the obligations of the indemnifying party.

9. Breach; Remedies. Upon the occurrence of a breach hereunder, the parties shall have all rights and remedies at law or in equity, including, without limitation, the Company, the OP and AH One shall have the right to specifically enforce AH LLC’s obligation to convey the Contributed Properties to AH One. Notwithstanding anything to the contrary contained herein, in no event shall any party hereto have any liability hereunder with respect to consequential, speculative or punitive damages, and each party hereby expressly waives any right to pursue consequential, speculative or punitive damages.

10. Notices. All notices, demands and requests hereunder shall be in writing and shall be deemed to have been properly given if (a) hand delivered; (b) sent by reputable overnight courier service; or (c) sent by United States registered or certified mail, postage prepaid, addressed to the parties at the respective addresses set forth below, or at such other address as any of the parties may from time to time designate by written notice given as herein required. Service of any such notice or other communications so made shall be deemed effective on the day of actual delivery (whether accepted or refused) as shown by the addressee’s return receipt if by certified mail, and as confirmed by the courier service if by courier; provided, however, that if such actual delivery occurs after 5:00 p.m. (local time where received) or on a non-business day, then such notice or communication so made shall be deemed effective on the first business day after the day of actual delivery. All such notices shall be addressed as follows:

If to the Company:	American Homes 4 Rent
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: General Counsel

If to the OP:	American Homes 4 Rent, L.P.
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: General Counsel

If to AH One:	American Homes 4 Rent Properties One, LLC
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: General Counsel

If to AH LLC:	American Homes 4 Rent, LLC
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: General Counsel

11. Entire Agreement; Amendments. This Agreement (together with any exhibits and schedules) contain or will contain the entire agreement among the parties with respect to the transfer of the Contributed Properties and the AH Contributed Amount by AH LLC to the Company, the OP and/or AH One, as applicable, and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings between the parties. This Agreement may be amended, changed, terminated or modified only by agreement in writing signed by all of the parties.

12. Successors and Assigns. The covenants, agreements, rights and options contained in this Agreement shall be binding upon and shall inure to the benefit of the respective heirs, executors, successors and assigns of the parties hereto and all Persons or entities claiming by, through or under any of them.

13. Further Documents. Each party hereto agrees to execute any and all further documents and writings and perform such other reasonable actions that may be or become necessary or expedient to effectuate and carry out the transactions contemplated herein.

14. Governing Law. To the maximum extent permitted by law, this Agreement shall be governed by, construed and enforced in accordance with internal law, and not the law pertaining to conflicts or choice of law, of the State of Maryland.

15. Counterparts. This Agreement may be executed in a number of identical counterparts, each of which shall be deemed an original and all of which, collectively, shall constitute one agreement.

16. Legal Fees. In the event of the bringing of any action or suit by a party hereto against another party hereunder, then in that event, the prevailing party in such action or dispute shall be entitled to have and recover of and from the other party all costs and expenses of suit, including actual attorneys’ fees. Any judgment or order entered in any final judgment shall contain a specific provision providing for the recovery of all costs and expenses of suit, including reasonable attorneys’ fees (collectively “Costs”) incurred in enforcing, perfecting and executing such judgment. For the purposes of this paragraph, Costs shall include, without limitation, attorneys’ fees, costs and expenses incurred in (i) post judgment motions, (ii) contempt proceeding, (iii) garnishment, levy, and debtor and third party examination, (iv) discovery, and (v) bankruptcy litigation.

17. Construction of Agreement. No party, or its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.

18. No Waiver. A waiver by either party hereto of a breach of any of the covenants or agreements in this Agreement to be performed by the other party shall not be construed as a waiver of any succeeding breach of the same or other covenants, agreements, restrictions or conditions of this Agreement.

19. Severability. In the event that any phrase, clause, sentence, paragraph, section, article or other portion of this Agreement shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void, or against public policy, the remaining portions of this Agreement shall not be affected thereby and shall remain in force and effect to the full extent permissible by law.

20. Headings. The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to sections and exhibits are to sections and exhibits of this Agreement, unless otherwise indicated.

21. Survival. All covenants and agreements contained herein to be performed after the Final Closing, and all representations, warranties and indemnities, shall survive the Final Closing for a period of twelve (12) months after the Final Closing.

22. Legends. All certificates representing the Common Shares and OP units to be issued at the Final Closing shall bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS AND CANNOT BE OFFERED, SOLD, OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND REGULATIONS PROMULGATED THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE REGISTERED OWNER HEREOF FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT. THE SHARES MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED EXCEPT IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE PROVISIONS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION OTHERWISE IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Company:	AMERICAN HOMES 4 RENT, a Maryland real estate investment trust

	By:	/s/ Peter Nelson Peter Nelson, its Chief Financial Officer

OP:	AMERICAN HOMES 4 RENT, L.P., a Delaware limited partnership

	By:	AMERICAN HOMES 4 RENT, a Maryland real estate investment trust, its General Partner

		By:	/s/ Peter Nelson
Peter Nelson, its Chief Financial Officer

AH One:	AMERICAN HOMES 4 RENT PROPERTIES ONE, LLC, a Delaware limited liability company

	By:	/s/ Peter Nelson Peter Nelson, its Chief Financial Officer

AH LLC:	AMERICAN HOMES 4 RENT, LLC, a Delaware limited liability company

	By:	/s/ David Singelyn David Singelyn, its Manager

- Signature Page -

The undersigned, being all of the AH Subsidiaries that have an interest in the Available Properties, have reviewed the foregoing Contribution Agreement. The AH Subsidiaries agree to take any further action required to evidence and effect the transfer, conveyance and assignment of the Available Properties. The Company, the OP and AH One shall have all rights and remedies to enforce the AH Subsidiaries obligations hereunder, including, without limitation, the right to enforce the AH Subsidiaries through specific performance.

AH4R-AZ 11, LLC, a Delaware limited liability company

AH4R-CA 3, LLC, a Delaware limited liability company

AH4R-CA 11, LLC, a Delaware limited liability company

AH4R-FL 3, LLC, a Delaware limited liability company

AH4R-FL 11, LLC, a Delaware limited liability company

AH4R-GA 3, LLC, a Delaware limited liability company

AH4R-GA 11, LLC, a Delaware limited liability company

AH4R-IL, LLC, a Delaware limited liability company

AH4R-IL 4, LLC, a Delaware limited liability company

AH4R-IL 11, LLC, a Delaware limited liability company

AH4R-NC, LLC, a Delaware limited liability company

AH4R-NC 3, LLC, a Delaware limited liability company

AH4R-NC 11, LLC, a Delaware limited liability company

AH4R-OH, LLC, a Delaware limited liability company

AH4R-OH 3, LLC, a Delaware limited liability company

AH4R-OH 11, LLC, a Delaware limited liability company

AH4R-TN 3, LLC, a Delaware limited liability company

AH4R-TN 11, LLC, a Delaware limited liability company

AH4R-TX 11, LLC, a Delaware limited liability company

By:	/s/ Sara Vogt-Lowell
Sara Vogt-Lowell, its Sr. Vice President

- Signature Page -

Exhibit 2.1

LIST OF EXHIBITS

A.	Certain Definitions
B.	Schedule of Contributed Properties
C.	Value of Contributed Properties
D.	Assignment and Assumption of Personal Property and Leases
E.	Disclosures by AH LLC
F.	Leases, Management Agreements and Other Documents

21

EXHIBIT A

CERTAIN DEFINITIONS

1. “AH Cash Contributed Amount” is defined in Section 5 of the Agreement.

2. “Anti-Terrorism Law” means each of: (a) the Executive Order; (b) the Patriot Act; (c) the Money Laundering Control Act of 1986, 18 U.S.C. Sect. 1956; and (d) any other Law now or hereafter enacted to monitor, deter or otherwise prevent terrorism or the funding or support of terrorism.

3. “Designated Person” means any Person who (a) is named on the list of Specially Designated Nationals or Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control and/or any other similar lists maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control pursuant to authorizing statute, executive order or regulation; (b) (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order or any related legislation or any other similar executive order(s), or (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order or is otherwise associated with any such Person in any manner who violates of Section 2 of the Executive Order; or (c) (i) is an agency of the government of a country; (ii) is an organization controlled by a country; or (iii) is a Person resident in a country that is subject to a sanctions program identified on the list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or as otherwise published from time to time, as such program may be applicable to such agency, organization or Person.

4. “Executive Order” means Executive Order No. 13224 on Terrorist Financings: - Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism issued on 23rd September, 2001, as amended by Order No. 132684, as so amended.

5. “Governmental Authority(ies)” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

6. “Hazardous Substances” means collectively, but only as such items are defined as of the Effective Date, (i) those substances included within the definitions of or identified as solid wastes, special wastes, hazardous chemicals, hazardous waste, hazardous substances, hazardous materials, toxic substances or similar terms in or pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (42 U.S.C. § 9601, et seq.) (“CERCLA”), Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901, et seq.) (“RCRA”), the Occupational, Safety and Health Act of 1970 (29 U.S.C. § 651, et seq.) (“OSHA”), the Hazardous Materials and Transportation Act (49 U.S.C. § 1801, et seq.) (“HMTA”), Clean Water Act, 33 U.S.C. § 1321, et seq., or Clean Air Act (42 U.S.C. § 7401, et

Exhibit A-1

seq.), all as amended prior to the Effective Date, and all regulations promulgated pursuant to such laws prior to the Effective Date, (ii) those substances listed in the United States Department of Transportation Table (49 CFR 172.101 and amendments thereto enacted prior to the Effective Date) or by the EPA as hazardous substances (40 CFR Part 302 and amendments thereto), (iii) any material, waste or substance which is or contains petroleum or petroleum related products, including, without limitation, crude oil or any fraction thereof, natural gas, synthetic gas usable for fuel or any mixture thereof, asbestos or asbestos containing materials, polychlorinated biphenyls, flammable explosives, radioactive materials or (iv) such other substances, materials and wastes, which are, as of the Effective Date, regulated or classified as a hazardous, toxic, solid or a special waste, under any federal, state, county, municipal or other local environmental laws now in effect.

7. “Knowledge” means the actual knowledge of David Singelyn, Jack Corrigan, Peter Nelson and David Goldberg, without any duty of independent investigation.

8. “Law(s)” means all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directives, decrees, policies, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority.

9. “Legal Requirement(s)” means any and all judicial decisions, orders, injunctions, writs, statutes, laws, rulings, rules, regulations, permits, certificates, or ordinances of any Governmental Authority.

10. “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act).

11. “Person(s)” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

12. “Property Specific Exceptions” means those Permitted Exceptions relating specifically to the Contributed Property, other than the general or boilerplate exceptions set forth in the Title Policies (such as the general exceptions included in a standard, as opposed to extended, coverage owner’s policy of title insurance).

Exhibit A-2